UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

The J.G. Wentworth Company
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

46618D108
(CUSIP Number)

Robert L. Harteveldt Trishield Capital Management LLC 540 Madison Avenue, 14th Floor New York, New York 10022 (212) 256-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	46618D108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trishield Special Situations Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,719,770

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,719,770

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,719,770

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	46618D108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trishield Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,719,770

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,719,770

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,719,770

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	46618D108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alan Jeffrey Buick Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,719,770

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,719,770

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,719,770

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	46618D108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert L. Harteveldt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,719,770

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,719,770

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,719,770

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	46618D108

Item 1.	Security and Issuer.

The name of the issuer is The J.G. Wentworth Company, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 201 King of Prussia Road, Suite 501, Radnor, Pennsylvania 19087, United States.  This Schedule 13D relates to the Issuer's Class A Common Stock, par value $0.00001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by (i) Trishield Special Situations Master Fund Ltd. ("Trishield Master Fund"), a Cayman Islands exempted company, (ii) Trishield Capital Management LLC ("Trishield Capital Management"), a Delaware limited liability company which serves as the investment manager to Trishield Master Fund, (iii) Alan Jeffrey Buick Jr., a United States citizen and a managing member of Trishield Capital Management and (iv) Robert L. Harteveldt, a United States citizen and a managing member of Trishield Capital Management (Messrs. Buick and Harteveldt, together with Trishield Master Fund and Trishield Capital Management, the "Reporting Persons").  Michael D. Leibert, a United States citizen, is the Chief Operating Officer of Trishield Capital Management.

(b)	The principal business address for each of the Reporting Persons and each of the other executive officers of Trishield Capital Management is 540 Madison Avenue, 14th Floor, New York, New York 10022.

(c)
Trishield Capital Management provides investment management services to private investment vehicles, including Trishield Master Fund.  The principal occupation of Messrs. Buick and Harteveldt is investment management.  The principal occupation of Mr. Leibert is Chief Operating Officer of Trishield Capital Management.

(d)	Neither Mr. Buick, Mr. Harteveldt nor Mr. Leibert have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Trishield Master Fund.

The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $26,920,137.  The Shares were acquired via open market purchases.

No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes in the ordinary course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.

The Reporting Persons continue to support the Issuer's current management team and may from time to time have discussions with representatives of the Issuer, including members of its senior management and its Board, and with other significant shareholders regarding potential strategic alternatives and transactions that the Issuer could employ to increase shareholder value and the current trading price of the Issuer's common shares.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer.  The Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.  Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) the Reporting Persons may be deemed to be the beneficial owners of 2,719,770 Shares, constituting 17.4% of the Shares, based upon 15,675,828* Shares outstanding as of the date hereof.

Trishield Master fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,719,770 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,719,770 Shares.

Trishield Capital Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,719,770 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,719,770 Shares.

Mr. Buick has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,719,770 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,719,770 Shares.

Mr. Harteveldt has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,719,770 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,719,770 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

*This outstanding Shares figure reflects the number of outstanding Shares at September 1, 2015, as determined based on reports by the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2015
(Date)

Trishield Special Situations Master Fund Ltd.

By:	/s/ Robert L. Harteveldt
Name: Robert L. Harteveldt
Title: Director

Trishield Capital Management LLC

By:	/s/ Robert L. Harteveldt
Name: Robert L. Harteveldt
Title: Managing Member

Alan Jeffrey Buick Jr., as an individual

By:	/s/ Alan Jeffrey Buick Jr.
Alan Jeffrey Buick Jr.

Robert L. Harteveldt, as an individual

By:	/s/ Robert L. Harteveldt
Robert L. Harteveldt

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated September 18, 2015, relating to the Class A Common Stock, par value $0.00001 per share of The J.G. Wentworth Company shall be filed on behalf of the undersigned.

September 18, 2015
(Date)

Trishield Special Situations Master Fund Ltd.

By:	/s/ Robert L. Harteveldt
Name: Robert L. Harteveldt
Title: Director

Trishield Capital Management LLC

By:	/s/ Robert L. Harteveldt
Name: Robert L. Harteveldt
Title: Managing Member

Alan Jeffrey Buick Jr., as an individual

By:	/s/ Alan Jeffrey Buick Jr.
Alan Jeffrey Buick Jr.

Robert L. Harteveldt, as an individual

By:	/s/ Robert L. Harteveldt
Robert L. Harteveldt

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

7/20/15	Common Stock, par value $0.00001	50,000		8.5161
7/30/15	Common Stock, par value $0.00001	25,000		8.2045
7/31/15	Common Stock, par value $0.00001	19,500		8.2328
8/6/15	Common Stock, par value $0.00001	35,100		7.2537
8/25/15	Common Stock, par value $0.00001	50,000		4.9918
8/27/15	Common Stock, par value $0.00001	4,900		4.9053
9/1/15	Common Stock, par value $0.00001	23,500		5.0800
9/2/15	Common Stock, par value $0.00001	40,128		5.0708
9/3/15	Common Stock, par value $0.00001	34,494		5.1620
9/4/15	Common Stock, par value $0.00001	26,220		5.1970
9/9/15	Common Stock, par value $0.00001	3,205		5.2464
9/10/15	Common Stock, par value $0.00001	3,100		5.1500
9/11/15	Common Stock, par value $0.00001	7,300		5.1467

SK 27970 0002 6823631